EXHIBIT 12

RATIO OF EARNINGS TO FIXED CHARGES

( in thousands )	Three months ended March 31,
	2007	2006
EARNINGS AS DEFINED:
Earnings from operations before income taxes after eliminating undistributed earnings of 20%- to 50%-owned affiliates	$122,238	$152,807
Fixed charges excluding capitalized interest and preferred stock dividends of majority-owned subsidiary companies	12,601	14,289

Earnings as defined	$134,839	$167,096

FIXED CHARGES AS DEFINED:
Interest expense, including amortization of debt issue costs	$10,201	$12,153
Interest capitalized	89
Portion of rental expense representative of the interest factor	2,400	2,136
Preferred stock dividends of majority-owned subsidiary companies	20	20

Fixed charges as defined	$12,710	$14,309

RATIO OF EARNINGS TO FIXED CHARGES	10.61	11.68